UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Optimal Group Inc.
(Name of Subject Company)

Optimal Group Inc.
Neil S. Wechsler
Gary S. Wechsler
Holden L. Ostrin
(Name of Person(s) Filing Statement)

Class “A” shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)

Leon P. Garfinkle
Senior Vice–President, General Counsel and Secretary
Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800,
Montreal, Quebec, Canada, H3Z 3C1
(514) 738-8885
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the
Person(s) Filing Statement)

Copies to:

Warren M. Katz, Esq.	Jason J. Comerford, Esq.
Stikeman Elliott LLP	Osler, Hoskin & Harcourt LLP
1155 René-Lévesque Blvd. West, 40th Floor	620 8th Avenue, 36th Floor
Montréal, Québec H3B 3V2	New York, New York 10036
(514) 397-3000	(212) 867-5800
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation	$11,477,681	(1)	Amount of filing fee	$819 (2)

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $2.40 (i.e., the tender offer price) and (ii) 4,782,367, the maximum number of Class “A” shares of Optimal Group Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 5,148,735 Shares outstanding as of March 17, 2010 and 191,400 shares of Optimal Group Inc. Class “A” shares issuable upon the exercise of outstanding options and warrants, less the 405,576 Class “A” shares and 152,192 shares issuable upon the exercise of warrants already beneficially owned by 7293411 Canada Inc., its joint actors and its affiliates and associates.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$819	Filing Party:	7293411 Canada Inc.

Form or Registration No.:	Schedule TO-T	Date Filed:	March 31, 2010

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) initially filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2010 on behalf of Optimal Group Inc. (the “Company”), a company organized under the laws of Canada, relating to the offer made by 7293411 Canada Inc. (the “Offeror”), a corporation established by Mr. Richard Yanofsky, President of WowWee Canada Inc., disclosed in the Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO initially filed with the SEC on March 31, 2010, as amended and supplemented (the “Schedule TO”), on behalf of the Offeror, Richard Yanofsky, Eric Lau Tung Ching, Francis Choi and Peter Yanofsky (collectively, the “Bidders”) in connection with the Offeror’s offer to purchase (the “Offer”) all of the outstanding Class “A” shares of the Company (the “Shares”) not currently owned by the Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of US$2.40 per Share, subject to the terms and conditions set forth in the Offer to Purchase dated March 31, 2010, as amended and restated on May 6, 2010, as further amended on May 12, 2010 (the “Amended Offer to Purchase”), which is incorporated by reference into the Schedule TO. On expiry of the Offer on May 21, 2010, the Offeror took up and paid for 3,874,086 Shares. The total number of Shares taken up by the Offeror represents approximately 75% of the issued and outstanding Shares.
This Amendment relates to the amalgamation (the “Amalgamation”) of the Company and 7533403 Canada Inc. (“Subco”), a wholly-owned subsidiary of the Offeror, contemplated by the Notice of Special Meeting of Shareholders to be held on July 9, 2010 and Management Information Circular attached hereto as Exhibit (a)(5)(A) (the “Circular”). The Amalgamation is the second and final step in the Offeror’s acquisition of the Company. The Circular notifies the holders of Shares (the “Shareholders”) that the Company will hold a special meeting on July 9, 2010 to vote upon a special resolution approving the Amalgamation. Because the Offeror now holds approximately 83% of the issued and outstanding Shares and has indicated that it intends to vote in favor of the Amalgamation, the Amalgamation is expected to be approved by the Shareholders.
As of the effective date of the Amalgamation, the Company and Subco will amalgamate and continue as one corporation under the Canada Business Corporations Act (“Amalco”). As a result of the Amalgamation, the property of both the Company and Subco will become the property of Amalco and Amalco will continue to be liable for the obligations of both the Company and Subco. Immediately after the Amalgamation, Amalco will continue to carry on the operations of the Company and will have the same assets and liabilities as the Company and Subco. In connection with the Amalgamation, the Shareholders (other than certain dissenting shareholders and the Offeror and its joint actors) will receive $2.40 cash for their Shares, which payment will be funded directly or indirectly by the Offeror.
The information in the Schedule 13E-3, as amended and supplemented, is incorporated in this Amendment by reference to all of the applicable items in the Schedule 13E-3, as amended and supplemented, except that such information is hereby amended and supplemented to the extent specifically provided herein.
All information contained in, or incorporated by reference into, this Amendment concerning each of the Company, Holden L. Ostrin, Neil S. Wechsler and Gary S. Wechsler and the Bidders was supplied by such person, each of whom takes no responsibility for the accuracy or completeness of information relating to any of the other persons.

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Item 16.	Exhibits.
Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

Exhibit No.	Description
(a)(5)(A)	Notice of Special Meeting of Shareholders to be held on July 9, 2010 and Management Information Circular, dated June 10, 2010.

(a)(5)(B)	Letter of Transmittal for Class “A” Shares of the Company, dated June 10, 2010.

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTIMAL GROUP INC.

/s/ Neil S. Wechsler By: Neil Wechsler
Title: Co-Chairman and Chief Executive Officer

/s/ Neil S. Wechsler Neil S. Wechsler

/s/ Gary S. Wechsler Gary S. Wechsler

/s/ Holden L. Ostrin Holden L. Ostrin
Date: June 15, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(B)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(F)	Notice of Change and Variation and Amended and Restated Offer to Purchase for Cash, dated May 6, 2010 (incorporated by reference to Exhibit (a)(1)(F) of Amendment No. 2 to Schedule TO filed by the Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi on May 6, 2010). (1)

(a)(2)(A)	Directors’ Circular, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9 filed by the Company on March 31, 2010). (1)

(a)(2)(B)	Press Release issued by the Company, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by the Offeror and the Company on March 17, 2010). (1)

(a)(2)(C)	Joint Press Release issued by the Company and the Offeror, dated May 21, 2010. (1)

(a)(5)(A)	Notice of Special Meeting of Shareholders to be held on July 9, 2010 and Management Information Circular, dated June 10, 2010. (2)

(a)(5)(B)	Letter of Transmittal for Class “A” Shares of the Company, dated June 10, 2010. (2)

(b)(1)	Loan Agreement, dated February 24, 2010, by and among Francis Choi and the Offeror (incorporated by reference to Exhibit 1 of the Offeror’s Schedule 13D filed on March 23, 2010). (1)

(b)(2)	Deed of Guarantee and Indemnity, dated February 24, 2010, by Peter Yanofsky, Richard Yanofsky and Eric Lau Tung Ching in favour of Francis Choi (incorporated by reference to Exhibit (b)(2) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(c)(1)	Opinion of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated March 16, 2010 (incorporated by reference to Exhibit (c)(1) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(c)(2)	Valuation Report of PricewaterhouseCoopers LLP, dated March 12, 2010 (incorporated by reference to Exhibit (c)(2) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(c)(3)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated January 27, 2010. (1)

(c)(4)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated February 2, 2010. (1)

Exhibit No.	Description
(d)(1)	Support Agreement, dated March 16, 2010, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on March 23, 2010). (1)

(d)(2)	Disclosure Letter for Support Agreement dated March 16, 2010 (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed on March 23, 2010). (1)

(d)(3)	Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 23, 2010). (1)

(d)(4)	Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau, Francis Choi and the Offeror (incorporated by reference to Exhibit (e)(4) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(f)	Sections 206 to 206.1 of the Canada Business Corporations Act (incorporated by reference to Exhibit (f)(1) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(g)	Not applicable.

(1)	Previously filed.

(2)	Filed herewith.